

Reid A Block · 2nd

Co-Founder at Takezō™, LLC

Portland, Oregon · 500+ connections · Contact info

Takezō™, LLC

Ithaca College

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Meet Our L
CLINICALLY STUDIED KEY INGREDIENTS AT
ZERO ADDED SUGARS | ORGANIC FLAVORS
ON TREND & LEADING EDGE INGREDIENTS
GREAT TASTING
TAKEZō
ENERGY: INCREASE MENTAL & PHY
Proven to rapidly increase alertness with a
FOCUS: IMPROVE & MAINTAIN
Proven to increase brain function, me
REVIVE: REDUCE HANGOVER
Designed to prevent the negative imp
indulgence, & support daily cleansing
REST: PROMOTES REST & RES
Designed to encourage a powerful st
whole body | mind restoration

Meet Our Lineup.JPG



Improving Public Health Outcomes W Epm

SlideShare

Public Health Agencies have been primed by t
CDC to Strengthen Public Health Infrastructur

Experience

Co-Founder
Takezō™, LLC
Mar 2018 – Present · 2 yrs 3 mos
Portland, Oregon Area
www.BeTakezo.com

Takezō - Enhancing the experiences of the motivated, cerebral, active and the strong.

We envision a world of clean oceans | waterways, void of metabolic syndrome & preventable chronic disease.

Our Mission is to be the most inspirational, trusted, and effective brand in the world. ...see mor


Meet Our Lineup

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Co-Founder/B.O.D.
Oregon International Holdings, LLC
Sep 2016 – Feb 2019 · 2 yrs 6 mos
Portland, Oregon Area

Principal Consultant
Slalom Consulting
Apr 2015 – Jan 2016 · 10 mos
Portland, Oregon Area

Slalom Consulting is one of the fastest growing, locally focused national business and technology consulting firm with offices in 15 major cities in the U.S., a global presence in London and over 2,500 consultants nationwide. We are best known for providing our consultants with a flexible consulting model designed to balance their career and lif ...see mor

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Chief Executive Officer
PACE Performance Group
Sep 2007 – Mar 2015 · 7 yrs 7 mos

PACE Performance Group is the leading innovator in proven Results Driven Enterprise Performance Management leveraging Performance Discovery and Performance Intelligence best practices and technology to provide strategic focus, actionable measurement, and optimize organization effectiveness and efficiency ...see mor

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Manager of Performance Management (West)
SON|Systems International
May 2004 – Jun 2007 · 3 yrs 2 mos
Greater Philadelphia Area & Portland, OR

In this capacity, my responsibilities included cultivating existing vendor and client relationships

driving business development opportunities.
Specifically the responsibilities included:
• Develop pipeline and achieve quota responsibilities of $3 million dollars a year for ...see mor

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Education

Ithaca College
1989 – 1992

Licenses & Certifications

HIPAA Privacy and Security